December 27, 2006

VIA EDGAR TRANSMISSION AND FAX

U.S. Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Pressman

Re:	CoTherix, Inc.

Schedule 14D-9 filed December 8, 2006

File No. 5-80298

Dear Mr. Pressman:

As previously requested in your letter dated December 22, 2006, CoTherix, Inc. (“CoTherix”) hereby acknowledges that:

•	CoTherix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CoTherix may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In this letter, the capitalized term “Commission” means U.S. Securities and Exchange Commission and the capitalized term “Staff” means the Commission’s staff.

[Rest of Page Intentionally Left Blank]

U.S. Securities and Exchange Commission

Attn: Michael Pressman

December 27, 2006

Sincerely yours,

COTHERIX, INC.

By:	/s/ DONALD J. SANTEL
Name:	Donald J. Santel
Title:	Chief Executive Officer